(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSIONS Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BankUnited Financial Corporation

Full Name of Registrant

_____________________________________________________________________________________________

Full Name if Applicable

255 Alhambra Circle

Address of Principal Executive Office (Street and Number)

Coral Gables, FL 33134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

BankUnited Financial Corporation, a Florida corporation (“BankUnited”) is unable to file its Form 11-K for the period ended December 31, 2003 (the “Form 11-K”) within the prescribed time period without unreasonable effort or expense. The reasons causing BankUnited’s inability to file timely are beyond its control and could not be eliminated.

BankUnited is unable to file its Form 11-K without unreasonable effort or expense due to circumstances beyond its control as a result of a delay in the audit of the third party custodian/trustee retained by BankUnited for its 401(k) Profit Sharing Plan. As such, the custodian/trustee’s auditor has not been able to finalize its SAS70 Report related to the plan’s assets. Until such report is completed, BankUnited is not able to complete the financial statements of its 401(k) Profit Sharing Plan, and until such financial statements are finalized, the Form 11-K cannot be completed and filed with the Securities and Exchange Commission.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Humberto L. Lopez (Name)	(305) (Area Code)	569-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BankUnited Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	By:	/s/ Humberto L. Lopez
	Name:	Humberto L. Lopez
	Title:	Senior Executive Vice President
and Chief Financial Officer